BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      Publicly Listed Company          NIRE. 35300010230

                          DISCLOSURE OF A MATERIAL FACT

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                  OF MAY 3 2004

         On May 3 2004, at 4:30 p.m, with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its principal place of business, under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6.404/76 and CVM Instruction 10, 268 and 390 of February 14 1980, November 13 1997 and July 8 2003, respectively.

         The Chairman initially informed that:

a) at its meeting on November 3 2003, this Council authorized the Company's Board of Directors to buy back its own shares, the authorization to terminate on November 1 2004, up to a limit of 590,000,000 in common shares and 3,730,000,000 in preferred shares;

b) pursuant to these limits, to the present moment, the company has bought back 522,635,710 common shares and 405,050,469 preferred shares which, in addition to the outstanding balances on November 3 2003, total 664,761,925 common shares and 1,962,970,745 preferred shares issued by the company;

c) of this total of own shares held as treasury stock, 664,281,925 common shares were cancelled in the light of the general stockholders' meeting's decision of April 28 2004, 385,850,000 preferred shares were resold to the market via private sales transactions under the "Plan for Granting Stock Options", and 186,500,000 preferred shares remain in the custody of the Brazilian Clearing and Depository Corporation, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98.

         After this, the Administrative Council, considering it to be opportune to buy-back shares for holding as treasury stock, cancellation or resale to the market, unanimously decided to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 4,400,000,000 own book entry shares, with no par value, being up to 680,000,000 common and up to 3,720,000,000 preferred shares.

         Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 6,895,439,182 common shares and 54,550,458,481 preferred shares freely circulating in the market, it was decided:

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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 2
Meeting of the Administrative Council of May 3, 2004

a) to attribute to the Board of Directors discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges up to April 29 2005, using resources in the Revenues Reserve ("Reserve - Goodwill on Issued Shares");

c) that these acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900- 15th floor in the city of Sao Paulo.

         All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, May 3 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.




                                                   ALFREDO EGYDIO SETUBAL
                                                Investor Relations Director